

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2017

<u>Via E-mail</u>
Charles J. Urstadt
Chairman
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, CT 06830

> **Re: Urstadt Biddle Properties Inc.**
> **Registration Statement on Form S-3**
> **Filed June 9, 2017**
> **File No. 333-218628**

Dear Mr. Urstadt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Carol Stubblefield
        Baker & McKenzie LLP
        Via E-mail